Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

First Reserve Announces Commencement of the Tender Offer for All Outstanding Shares of The Goldfield Corporation

STAMFORD, CT and HOUSTON, TX—December 1, 2020—First Reserve Fund XIV, L.P. (“First Reserve”) announced today that its affiliate, FR Utility Services Merger Sub, Inc. (“Purchaser”), has commenced the previously announced cash tender offer for all of the issued and outstanding shares of common stock of The Goldfield Corporation (NYSE American: GV) (“Goldfield”) at a price of $7.00 per share, net to the seller in cash without interest and less applicable withholding taxes. The tender offer is being made pursuant to the merger agreement (the “Merger Agreement”) announced by First Reserve and Goldfield on November 24, 2020, under which Purchaser will acquire Goldfield in a transaction valued at approximately $194 million. Purchaser and its parent company, FR Utility Services, Inc. (“Parent”), are wholly owned subsidiaries of First Reserve.

The $7.00 per share all-cash tender offer represents a premium of approximately 57 percent to the 30-day volume-weighted average price of $4.46 as of November 23, 2020, as well as a premium of approximately 64 percent over Goldfield’s closing share price on November 23, 2020, the last trading day before announcement of the Merger Agreement, and is being made pursuant to an Offer to Purchase, dated December 1, 2020.

A tender offer statement on Schedule TO that includes the Offer to Purchase and related Letter of Transmittal that set forth the terms and conditions of the tender offer will be filed today with the U.S. Securities and Exchange Commission (the “SEC”) by Purchaser. Additionally, Goldfield will file a solicitation/ recommendation statement on Schedule 14D-9 that includes the recommendation of Goldfield’s board of directors that Goldfield stockholders tender their shares in the tender offer.

The tender offer will expire on December 29, 2020, at 11:59 P.M., New York City time, unless the tender offer is extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The completion of the tender offer is conditioned upon, among other things, Goldfield’s stockholders tendering at least a majority of Goldfield’s outstanding shares, expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and other customary closing conditions.

If, as a result of the tender offer, the Purchaser holds shares that represent at least one share more than 50% of all the issued and outstanding shares of Goldfield’s common stock, and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Purchaser will, as soon as is practicable, merge with and into Goldfield, with Goldfield continuing as the surviving corporation and as a wholly owned subsidiary of Parent, under Section 251(h) of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of Goldfield. Upon completion of the transaction Goldfield will cease to be a publicly traded company.

Innisfree M&A Incorporated is acting as information agent for Parent in the tender offer. American Stock Transfer & Trust Company, LLC is acting as depositary and paying agent in the tender offer. Requests for documents and questions regarding the tender offer may be directed to Innisfree M&A Incorporated by telephone at (877) 717-3930 or banks and brokers may call (212) 750-5833.

About First Reserve

First Reserve is a leading global private equity investment firm exclusively focused on energy, including related industrial markets. With over 35 years of industry insight, investment expertise and operational excellence, the Firm has cultivated an enduring network of global relationships and raised more than $32 billion of aggregate capital since inception. First Reserve has completed approximately 700 transactions (including platform investments and add-on acquisitions), creating several notable energy companies throughout the Firm’s history. Its portfolio companies have operated on six continents, spanning the energy spectrum from upstream oil and gas to midstream and downstream, including resources, equipment and services, and associated infrastructure. Please visit www.firstreserve.com for further information.

Forward-Looking Statements

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between First Reserve and Goldfield, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about First Reserve or Goldfield managements’ future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in Goldfield’s periodic reports on file with the SEC. These statements speak only as of the date of this press release and are based on First Reserve’s and Goldfield’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions; and changes in facts and circumstances and other uncertainties concerning the proposed transaction. Further information about these matters can be found in Goldfield’s SEC filings. First Reserve and Goldfield caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, First Reserve and Goldfield do not undertake any obligation to update or revise any of their forward-looking statements to reflect future events or circumstances.

Important additional information will be filed with the SEC

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Purchaser will file with the SEC upon commencement of the tender offer. This communication is for informational purposes only. The tender offer transaction commenced by affiliates of First Reserve is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) to be filed by such affiliates of First Reserve with the SEC. In addition, Goldfield will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. PRIOR TO MAKING ANY DECISION REGARDING THE TENDER OFFER, GOLDFIELD STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER MATERIALS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE. Goldfield stockholders will be able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 may be obtained free of charge from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Telephone Number (877) 717-3930 or banks and brokers may call (212) 750-5833, the information agent for the tender offer.

Media Contact:

First Reserve Media:

Jonathan Keehner / Julie Oakes

Joele Frank, Wilkinson Brimmer Katcher

212.355.4449

joakes@joelefrank.com